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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                            CARLYLE INDUSTRIES, INC.
               (formerly known as Belding Heminway Company, Inc.)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    143093106
                                 (CUSIP Number)

                            Herbert M. Friedman, Esq.
                        Zimet, Haines, Friedman & Kaplan
                                 460 Park Avenue
                            New York, New York 10022

                                 (212) 486-1700
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 1, 1997
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                               Page 1 of 14 Pages.






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--------------------------
   CUSIP No. 143093106            Amendment No. 1
                                    to Schedule
                                        13D
--------------------------


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    1       NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

                                Noel Group, Inc.

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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) [ ]
                                                                        (b) [ ]
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    3       SEC USE ONLY
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    4       SOURCE OF FUNDS:
                                                          N/A
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    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                     [ ]
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION:
                                    Delaware
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     NUMBER OF            7     SOLE VOTING POWER:
       SHARES
    BENEFICIALLY                                 -0-
      OWNED BY       ----------------------------------------------------------
        EACH              8     SHARED VOTING POWER:
     REPORTING
    PERSON WITH                                  -0-
                     ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER:

                                                  -0-
                     ----------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER:

                                                  -0-
-------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                                                  -0-
-------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                            [ ]

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    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                                   0%
-------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON:

                                       CO
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                         Amendment No. 1 to Schedule 13D

             The Statement on Schedule 13D filed by Noel Group, Inc. on July 26, 1993 with respect to the shares of common stock, $.01 par value per share, of Carlyle Industries, Inc. (formerly known as Belding Heminway Company, Inc.), a Delaware corporation, is hereby amended as set forth below.

Item 1 - Security and Issuer.

            This Schedule 13D relates to shares of common stock, $.01 par value per share ("Common Stock"), of Carlyle Industries, Inc. (formerly known as Belding Heminway Company, Inc.), a Delaware corporation (the "Company"), whose principal executive offices are located at 1 Palmer Terrace, Carlstadt, New Jersey 07072.

Item 2 - Identity and Background.

            This Schedule 13D is being filed on behalf of Noel Group, Inc., a Delaware corporation ("Noel").

            Prior to the approval by its shareholders on March 19, 1997, of a Plan of Complete Liquidation and Dissolution (the "Plan"), Noel conducted its principal operations through small and medium sized operating companies in which it held either



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controlling or other significant equity interests. The address of the principal business office of Noel is 667 Madison Avenue, New York, New York 10021.

            Set forth on Schedule A hereto is the name, the citizenship, the business address, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of each executive officer and director of Noel.

            During the last five years, neither Noel nor, to the best knowledge of Noel, any other person identified on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            During the last five years, neither Noel nor, to the best knowledge of Noel, any other person identified on Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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Item 3.  Source and Amount of Funds or Other Consideration.

               In May 1996, the Board of Directors of Noel adopted the Plan, which was approved by the shareholders on March 19, 1997. Pursuant to the Plan Noel is distributing pro rata to its shareholders, in-kind or selling or otherwise disposing of all of its property and assets.

               On December 1, 1997, pursuant to the Plan, Noel distributed all of the 2,205,814 shares of Common Stock of the Company then held by Noel at the rate of 0.107246 shares of Common Stock for each share of common stock, par value $.10 per share, of Noel issued and outstanding on the November 21, 1997 record date.

Item 4.  Purpose of Transaction.

               The shares of Common Stock were distributed pro rata to the Noel shareholders pursuant to the Plan. Noel does not intend to purchase any additional shares of Common Stock.

               Noel continues to hold 19,312,837.5 shares of Series B preferred stock, par value $.01 per share ("Preferred Stock"), of the Company which represents approximately 93% of the outstanding Preferred Stock of the Company. The Common Stock and the Preferred Stock vote together as a single class. To the best knowledge of



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Noel, Noel's ownership of the Preferred Stock constitutes approximately 68% of the Company's outstanding aggregate voting securities. Pursuant to the Plan Noel is currently exploring various alternatives with a view towards the disposition of its remaining interest in the Company. Depending upon various factors, Noel may in the future take such actions with respect to its holdings of Preferred Stock as it deems appropriate in light of the circumstances and conditions existing from time to time. Such actions may include, inter alia, the disposition, from time to time or at any time, of all or a portion of the Preferred Stock, either in a distribution to Noel's shareholders or in the sale(s) of Preferred Stock in the open market or in privately negotiated transactions to one or more purchasers, as well as other transactions.

               Except as described herein, Noel has not currently formulated any plans or proposals which relate to or would result in any of the following:

               (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;



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               (c)  A sale or transfer of a material amount of assets
of the Company or any of its subsidiaries;

               (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) Any material change in the present capitalization or dividend policy of the Company; provided, however, that as previously reported by Noel in its Quarterly Report on Form 10-Q for the period ended September 30, 1997, the Company is currently in default on is obligations to redeem the Preferred Stock to the extent of its legally available funds. Noel and the Company have begun discussions concerning the Preferred Stock and the Company has also informed Noel that it intends to fulfill its obligations to its preferred stockholders. The Company has also informed Noel that its ability to make payments on account of the Preferred Stock in the future may depend on the Company's future cash flow, the timing of the settlement of certain of its liabilities, the outcome of its current negotiations with Noel and the ability of the Company to obtain additional financing. The Company has previously announced that its board of directors is in the process of reviewing the Company's strategic alternatives, including, among other things, the sale of the Company through merger, sale of stock or otherwise, possible acquisitions and possible refinancing. Any such transaction and/or the discussions between the companies may result in the modification of the terms of the Preferred Stock, the acceleration of the redemption of the Preferred Stock and/or the reduction in the total amounts eventually received by Noel for its holdings of the Preferred Stock;

               (f) Any other material change in the Company's business or corporate structure;

               (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

               (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to



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Section 12(g)(4) of the Securities Exchange Act of 1934, as
amended; or

               (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

               (a) (b) On the date hereof, Noel is the beneficial owner of no shares of Common Stock. Accordingly, Noel has the sole power to vote or direct the vote and to dispose or direct the disposition of no shares of Common Stock. On the date hereof, Noel owns an aggregate of 19,312,837.5 shares of Preferred Stock, which shares constitute approximately 93% of the issued and outstanding shares of Preferred Stock. Noel has the sole power to vote or direct the vote and to dispose or direct the disposition of such shares.

               To the best of Noel's knowledge, the persons named in Schedule A hereto are beneficial owners of the shares of the Company's securities set forth in Schedule B. Except as otherwise indicated on Schedule B, each such person has the sole power to vote or direct the vote and to dispose or direct the disposition of the shares set forth opposite such person's name.



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               (c) Except for the transaction described in Item 3 above, to the best knowledge of Noel, there were no transactions in shares of the Common Stock effected by the persons named in response to paragraph (a) of this Item 5 during the past sixty days.

               (d)    Not applicable.

               (e) On December 1, 1997, Noel ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               None

Item 7 - Material to be Filed as Exhibits.

               None


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               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 1998

                                       NOEL GROUP, INC.

                                       By:/s/ Todd K. West
                                          ----------------------------
                                          Todd K. West
                                          Vice President - Finance,
                                          Chief Financial Officer
                                          Secretary and Treasurer.



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                                   SCHEDULE A
                              TO SCHEDULE 13D FILED

                                       BY

                                 NOEL GROUP, INC

               The following table sets forth certain information, as of the date hereof, concerning each executive officer and director of Noel.

Name:                                            Stanley R. Rawn, Jr.
                                                 --------------------
                                                 Director

Citizenship:                                     American

Business Address:                                667 Madison Avenue
                                                 New York, New York  10021

Principal Occupation:                            Chief Executive Officer of
                                                 Noel Group, Inc.

Name:                                            Karen Brenner
                                                 --------------
                                                 Managing Director

Citizenship:                                     American

Business Address:                                667 Madison Avenue
                                                 New York, New York  10021

Principal Occupation:                            Managing Director of Noel
                                                 Group, Inc., Chairman and Chief
                                                 Executive Officer of Lincoln
                                                 Snacks Company, Chairman,
                                                 President and Chief Executive
                                                 Officer of Carlyle Industries,
                                                 Inc.

Name:                                            Todd K. West
                                                 ------------
                                                 Vice President - Finance, Chief
                                                 Financial Officer, Secretary
                                                 and Treasurer.

Citizenship:                                     American

Business Address:                                667 Madison Avenue
                                                 New York, New York  10021

Principal Occupation:                            Vice President - Finance, Chief
                                                 Financial Officer, Secretary
                                                 and Treasurer of Noel Group,
                                                 Inc.



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Name:                                            Herbert M. Friedman
                                                 -------------------
                                                 Director

Citizenship:                                     American

Business Address:                                460 Park Avenue
                                                 New York, New York  10022

Principal Occupation:                            Partner, Zimet, Haines,
                                                 Friedman & Kaplan, Attorneys
                                                 at Law

Name:                                            Joseph S. DiMartino
                                                 -------------------
                                                 Director

Citizenship:                                     American

Business Address:                                200 Park Avenue
                                                 New York, New York  10166

Principal Occupation:                            Chairman of the Dreyfus Group
                                                 of Mutual Funds

Name:                                            James K. Murray
                                                 ---------------
                                                 Director

Citizenship:                                     American

Business Address:                                3501 Frontage Road
                                                 Tampa, Florida  33607

Principal Occupation:                            President and Chief Executive
                                                 Officer of HealthPlan Services
                                                 Corporation

Name:                                            Samuel F. Pryor, III
                                                 ---------------------
                                                 Director

Citizenship:                                     American

Business Address:                                450 Lexington Avenue
                                                 New York, New York  10017

Principal Occupation:                            Partner at Davis Polk &
                                                 Wardwell, Attorneys at Law



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Name:                                            James A. Stern
                                                 ---------------
                                                 Director

Citizenship:                                     American

Business Address:                                65 East 55th Street
                                                 New York, New York  10022

Principal Occupation:                            Managing Director at Cypress
                                                 Group, LLC

Name:                                            Edward T. Tokar
                                                 ---------------
                                                 Director

Citizenship:                                     American

Business Address:                                101 Columbia Road
                                                 P.O. Box 219
                                                 Morristown, NJ  07962-1219

Principal Occupation:                            Vice President - Investments at
                                                 Allied-Signal, Inc.


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                                   SCHEDULE B

Name of                         Number of Shares(1)
Beneficial Owner                    of Stock                       Percentage
-----------------               -------------------                ----------
Karen Brenner                      254,200(2)                          3.3%
Joseph S. DiMartino                 25,078(3)                           *
Herbert M. Friedman                    877                              *
James K. Murray, Jr.                   701                              *
Samuel F. Pryor, III                 2,436                              *
Stanley R. Rawn, Jr.                 2,196                              *
James A. Stern                       6,724(4)                           *
Edward T. Tokar                      1,462                              *
Todd K. West                           214(5)                           *

-------------------------------------------
*   Less than 1%

(1) Unless otherwise indicated, the reference to shares below is to shares of Common Stock.

(2) Consists of 50,000 shares of Common Stock held by Ms. Brenner's 401(k) account and 204,200 shares issuable upon exercise of currently exercisable options.

(3) Consists of options to purchase 4,600 shares and 20,478 shares held by Mr. DiMartino as trustee under two "rabbi" trusts established for the benefit of former Carlyle executives (with Mr. DiMartino disclaiming beneficial ownership in such shares held by such trusts). In addition, Mr. DiMartino is the beneficial owner of 196,023 shares of Preferred Stock of Carlyle consisting of shares held by Mr. DiMartino as trustee under two "rabbi" trusts (with respect to which shares Mr. DiMartino disclaims beneficial ownership).

(4) Consists of 5,847 shares held directly and 877 shares held by Mr. Stern's wife as a custodian for their children.

(5) In addition, Mr. West is the beneficial owner of 49,006 shares of Preferred Stock.



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